Exhibit 23.4

Independent Auditors’ Consent

The Board of Managers and Members

Vantage Energy II, LLC:

We consent to the incorporation by reference in the registration statement on Form S-3 of Rice Energy Inc. of our report dated July 26, 2016, with respect to the consolidated financial statements of Vantage Energy II, LLC, which comprise the consolidated balance sheets as of December 31, 2015 and 2014, and the related consolidated statements of income, changes in members’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015, which report appears in the Form 8-K of Rice Energy Inc. dated September 26, 2016 and to the reference to our firm under the heading “Experts” in the registration statement.

/s/ KPMG LLP

Denver, Colorado

October 28, 2016